Exhibit 99.2

 Controlling inflammation  Phase IIa Pyoderma Gangraenosum Top-Line Results Conference CallOctober 27, 2021

 Important Notice and DisclaimerThis presentation has been prepared by InflaRx N.V. (“InflaRx”), a US-Nasdaq publicly listed Dutch company having its principal place of business in Germany. This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither the delivery of this presentation at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions.  Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.InflaRx N.V. has an effective shelf registration statement (including a prospectus) on file with the SEC. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company's securities. Any offering of securities will be made only by means of a prospectus supplement, which will be filed with the SEC. In the event that, the Company conducts an offering, you may obtain a copy of the prospectus supplement and accompanying prospectus for the offering for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send such information if you request it.  InflaRx n.v. | Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

 InflaRx Participants  3  Korinna Pilz, M.D., M.Sc.Chief Clinical Development Officer   Thomas Taapken, Ph.D.Chief Financial Officer   Niels Riedemann, M.D., Ph.D.Chief Executive Officer   Jordan ZwickChief Strategy Officer   Hoda Tawfik, Ph.D.Senior Program Director Dermatology

  Overview of Pyoderma Gangraenosum & PGA score    Study design and Results   Case StudIES

Pyoderma Gangraenosum (PG)

AN AUTOIMMUNE CONDITION WITH HIGH UNMET NEED





CLINICAL FEATURES

- PG is a rare but potentially life-threatening skin disorder that can lead to chronic, highly painful and difficult-to-treat wounds
- Many PG patients also suffer from other autoimmune disorders, such as ulcerative colitis, rheumatoid arthritis, and hematological diseases
- Patients suffer from severe pain, long healing times, and frequent relapses

INCIDENCE

- Rare - Estimated that up to 50,000 patients in the US and Europe are affected

CURRENT TREATMENT – MEDICAL NEED

- No drugs currently approved in the US or EU
- For less severe cases, topical or intralesional treatments can be used, including topical steroids
- Use of systemic immunosuppression in rapidly progressing cases
- Mixed reports about efficacy, long treatment durations, relapses are frequently seen

› **Strong rationale for treatment with vilobelimab: PG associated with neutrophilic skin infiltration in affected areas and lesions, potentially triggered by C5a.**

Photo Source: InflaRx study

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PGA Score – Physician's Global Assessment Score

PGA SCORE IN THIS TRIAL

- PGA classifies physician-assessed target ulcer improvement compared to photography at Day 1
- No PGA score at baseline (Day 1)
- PGA score is collected from Day 4 until end of study
- **PGA score of ≤ 3 is considered clinical response**
- **PGA score of ≤ 1 is considered clinical remission and closure of target ulcer**

PGA SCORE

0	Completely clear	except for possible residual hyperpigmentation
1	Almost clear	very significant clearance (about 90%); however, patchy remnants of dusky erythema and/or very small ulceration
2	Marked improvement	significant improvement (about 75%); however, a small amount of disease remaining (i.e., remaining ulcers, although have decreased in size, minimal erythema and/or barely perceptible border elevation)
3	Moderate improvement	intermediate between slight and marked; representing about 50% improvement
4	Slight improvement	some improvement (about 25% up to 50%); however, significant disease remaining (i.e., remaining ulcers with only minor decrease in size, erythema or border elevation)
5	No change from baseline	
6	Worse	

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 Phase IIa Study Design  7          800mg  Group 1 N= 6    Initiation  Day 1-8, 3 doses         Maintenance  Day 15-43, 3 doses   PGA ≤ 4  PGA > 4        800mg Q2W    Individual titration  Day 57-189, 9 doses       1600mg Q2W    800mg  Completed    Observation  Day 219 & 249            800mg  Group 2 N= 6      PGA ≤ 4  PGA > 4        1600mg Q2W      2400mg Q2W    1600mg  Completed            800mg  Group 3 N= 7            2400mg Q2W    2400mg  Ongoing  Sequential enrollment of 19 patients reached in April 2021Primary endpoint: Safety Key secondary endpoints: Responder rate defined as PGA ≤3; Time to complete closure of target ulcer  Uptitration to the next dose on day 57 if PGA > 4 and at least 5 patients treated with the current dose showed no safety issues  *  *  *

Key Eligibility Criteria

KEY INCLUSION CRITERIA

- Diagnosis of an ulcerative form of pyoderma gangraenosum confirmed by the investigator
- Must fulfill at least 3 of 6 PG-defining criteria at screening, including but not limited to pathergy, history of papule, pustule or vesicle that rapidly ulcerated, and clinical examination (or photographic evidence) of peripheral erythema, undermining border, and tenderness at site of ulceration
- Subject has a minimum of 1 evaluable ulcer (≥2 cm^2)

KEY EXCLUSION CRITERIA

- Pyoderma gangraenosum target ulcer for more than 3 years before screening
- Surgical wound debridement within the previous 2 weeks before screening
- Evidence of active tuberculosis
- Infection requiring suppressive anti-infective therapy (such as latent tuberculosis, pneumocystis, aspergillosis, cytomegalovirus, herpes simplex virus, herpes zoster and atypical mycobacteria)
- Use of intravenous antibacterial, antiviral, anti-fungal, or anti-parasitic agents within 30 days before screening
- Any drug treatment for pyoderma gangraenosum, including corticosteroids (>10 mg prednisone or prednisone equivalent), intralesional steroids, cyclosporine A, biologicals and immunosuppressives (with the exception of antibiotics for wound superinfection) used within a time of 5 half-lives of the drug before screening

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 Study Results – Group 1 (Low Dose)PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)   9  Two patients (02 and 05) achieved complete remission of target ulcerOne patient (01) with initial response and fluctuating PGAPatients 02 and 05 stopped treatment before Day 189 based on investigator decision because of complete disease remissionPatient 03 dosed until Day 130 but stopped treatment due to Covid situation. No follow up.   PGAscore  Group 1 Results    Six evaluable subjects:  01  02  03  04  05  06  Uptitration to 1600mg on day 57 if PGA > 4 and at least 5 patients treated with 800mg show no safety issues. Applied to patient 06  Day 57  *  Planned End ofTreatment Visit  PlannedMid Visit Assessment  *           earlier treatment stop    Planned Obs. End

 Study Results – Group 2 (Medium Dose)PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)  10  One patient (10) out of four healed upon up-titration to 2400mg group on day 57 with PGA = 0 since visit 12 (closure of large target ulcer area)Two patients showed temporary response, not considered responder (Patients 08, 09)Two patients discontinued early in study and where non-evaluable (11, 12)  Group 2 Results    07  08  09  10  11  12      Uptitration to 2400mg on day 57 if PGA > 4 and at least 5 patients treated with 1600mg show no safety issues. Applied to patients 09 and 10.  PGAscore  Four evaluable patients:  *  *  *  Day 57        Planned End ofTreatment Visit  PlannedMid Term Assessment  Planned Obs. End   earlier treatment stop

Study Results – Group 3 (High Dose)

PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)


PGA
score
Seven evaluable
patient:
13 *
14
15
16
17
18
19
6
5
4
3
2
1
0
1
15
43
99
189
249
earlier treatment stop
Planned
Mid Visit Assessment
Planned End of
Treatment Visit
Planned
Obs. End

*Patient 13 was discontinued from treatment after day 71 due to delayed availability of pos. baseline TB testing result (exclusion criterion). No re-activation of TB reported up to end of observation.

Group 3 Results

- Six patients out of 7 achieved PGA score of ≤ 1 (remission)
- One patient (18) experienced target ulcer area decrease >50%; however, new PG lesions developed
- Patient 19 with complicated disease course
  - Pre-existing diabetes and wound infection in target ulcer area on day 1 with start of antibiotics
  - Wound infection and local progression in target ulcer area on day 50
  - Broad spectrum antibiotics and cyclosporin A starting day 50
  - Closure of target ulcer on day 127
- Patient 16 started 10 mg/d prednisone on day 72 (allowed per protocol)

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   Study Results – Group 1 and Group 2C5a levels  12  Patient 10 in Group 2 reached clinical remission at Day 99 after uptitration to 2400mg at Day 57  Clinical observations    Group 1  Group 2  1*  2**  3*  4*  5**  6*    7*  11  8*  12  9  10**  Patient Number  Patient Number  Patients 6, 9, and 10 were uptitrated on day 57  *  *  *  *  *Responder (PGA Score ≤ 3)** Responder in remission (PGA ≤1)    Values not available

 13  Clinical observations    Six patients reached PGA≤1Patient 18 only showed minor improvement of target ulcer but no remission      13 **  14 **  15 **  16 **  17 **  18   19 **  Patient Number  ** Responder in remission (PGA ≤1)    Values not available  Study Results – Group 3C5a levels

Summary and Conclusion

SAFETY CONCLUSION

- No infusion-related reactions observed
- For 2 patients, related SAEs were reported:
    - Erysipelas leading to hospitalization (judged as non-related by sponsor)
    - Rash due to delayed hypersensitivity reaction
- Observed AE profile in line with patients' underlying diseases
- No dose-related AE detected

CLINICAL RESPONSE CONCLUSION

- Out of 17 evaluable patients at end of treatment visit or day of last drug administration
  - Clinical Remission (PGA ≤ 1): 9 patients (53%)
  - Clinical Response (PGA ≤ 3): 1 additional patient (6%)
  - Slight Improvement (PGA = 4): 7 patients (41%)
- **High Dose Group shows highest rate of target ulcer closure and clinical remission (85.7%)**

WE WILL MEET WITH FDA TO DISCUSS NEXT STEPS

Vilobelimab Q2W shows good safety and tolerability
Evidence for dose-dependent drug activity in PG

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 Patient Case Studies

       Patient 10 Case Study  16     MH: PG since Jun 2019, Hypertension since 1998; Study Day 1: Feb 2021  Cohort 2: 1600 mg Q2W, individual uptitration to 2400 mg at D57, treatment completedPrevious PG medication: Methylprednisolone only in Jun 2019, Dapsone Jun 2019- Aug 2020, Cyclosporine Oct 2019- Aug 2020 -> ulcer healed and reappeared soon after discontinuation of immunosuppressants  Concomitant Medication: Prednisone 10 mg for PG since October 2020  Day 189, V16 (20 days after last vilo. admin.)  PGA = 1  Area: 0.00 mm2  Baseline    Area: 3695 mm2  Day 99  PGA = 1   Area: 0.00 mm2  Target ulcer reappeared in August 2020

       Patient 14 Case Study   17     MH: PG since October 2018, Obesity since longer time (no exact day available)Treatment Start: February 2021  Cohort 3: 2400 mg Q2W treatment completedPrevious PG medication: Ciclosporin and methylprednisolone October 2018 – September 2019, failed. Dapsone September 2020 – November 2020.  Concomitant Medication: Prednisone 10 mg since October 2018  Day 189, V16 (20 days after last IFX-1 admin.)   PGA = 1  Area: calculation not yet available  PG treatment history: ciclosporin, dapsone    Baseline    Area: 1285 mm2  Day 99  PGA = 2   Area: 0.0 mm2

       Patient 13 Case Study   18     MH: PG since August 2020, Psoriasis since 2017Treatment Start: March 2021Previous PG medication: None  Cohort 3: 2400 mg Q2W up to Day 85  exclusion after 9 doses due to delayed availability of pos. baseline TB testing result (no TB activation!)  Concomitant Medication: Adalimumab for psoriasis 40 mg QD since 2017   Day 89, end of treatment visit  PGA = 1  Area: calculation not yet available  Baseline    Area: 1136 mm2  Day 85  PGA = 1   Area: 0.00 mm2  Target ulcer opened in November 2020 while on stable adalimumab

 Q&A

CONTROLLING
INFLAMMATION
inflaRx

INFLARX N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: info@inflarx.com

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.com

INVESTOR RELATIONS INFLARX N.V.

Jordan Zwick
Chief Strategy Officer

Email: jordan.zwick@inflarx.de